Exhibit 99.1

CUIT: 30-70496280-7

Buenos Aires

January 18, 2013

To the

Comisión Nacional de Valores (National Securities Commission)

Re: Material Event

Dear Sirs,

We are writing to inform you that as of the date hereof Mr. César Guido Forcieri, a Regular Director of the Registrant, has resigned from such position. He stated that his decision is based on strictly personal matters.

Yours faithfully,

Pedro A. Richards

Attorney-at-law

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.